600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

October 11, 2011

VIA EDGAR AND FEDEX

Ms. Anne Nguyen Parker

United States Securities and Exchange

      Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rose Rock Midstream, L.P.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 19, 2011
Amendment No. 2 to Registration Statement on Form S-1
Filed September 30, 2011
File No. 333-176260

Dear Ms. Parker:

Set forth below are the responses of Rose Rock Midstream, L.P., a Delaware limited partnership (“Rose Rock Midstream,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 7, 2011, with respect Amendment No. 1 (“Amendment No. 1”) and Amendment No. 2 to Rose Rock Midstream’s Registration Statement on Form S-1, filed with the Commission on September 19, 2011 and September 30, 2011, respectively, File No. 333-176260 (collectively, the “Registration Statement”). Each response below has been prepared and is being provided by Rose Rock Midstream, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 3, together with three copies of Amendment No. 3 that are marked to show all revisions to the Registration Statement since Amendment No. 1.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3, unless indicated otherwise.

Austin        Beijing        Dallas         Houston        London        New York        The Woodlands        Washington, DC

Ms. Anne Nguyen Parker

October 11, 2011

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We remind you of prior comments 1, 2, 4-6 from our letter dated September 8, 2011. We will need sufficient time to review your responses, once provided.

Response:

We acknowledge the Staff’s prior comments 1, 2 and 4 through 6, and that the Staff will need sufficient time to review our responses once provided.

2.	We reissue prior comment 8 in part. Please disclose your use of proceeds in tabular format set forth in Industry Guide 5, Section 3B.

Response:

As requested by the Staff, we have added tabular disclosure of our use of proceeds. Please see page 50 of Amendment No. 3.

3.	We note your response to prior comment 19 and your disclosures that:

•

“To the extent the underwriters exercise this option… the number of common units issued to SemGroup (as reflected in the fourth bullet above) will decrease by the aggregate number of common units purchased by the underwriters pursuant to such exercise.”

•

“If the underwriters do not exercise their option to purchase additional common units, we will issue additional common units to SemGroup at the expiration of the option period in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing. To the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public, and the remainder of the common units that are subject to the option, if any, will be issued to SemGroup at the expiration of the option period.”

•

“The net proceeds from any exercise of such option will be used to make an additional cash distribution to SemGroup in consideration of its contribution to us of all of the limited and general partner interests in SemCrude, L.P. at closing and to reimburse SemGroup for certain capital expenditures incurred with respect to our assets.”

Please provide further analysis as to how the practical effect is not the same as if SemGroup were acting as an underwriter with respect to units subject to the underwriters’ option.

Ms. Anne Nguyen Parker

October 11, 2011

Response:

In most recent initial public offerings by publicly traded partnerships, the proceeds of any exercise by the underwriters of their option to purchase additional units have been used either (i) to redeem common units held by the “sponsor” of the partnership or (ii) to make an additional distribution of cash proceeds to the sponsor. In the latter case, however, to the extent the option is not exercised, additional common units are issued to the sponsor upon the expiration of the option exercise period (usually 30 days). The intent of both of these alternative arrangements is to ensure that the number of common units outstanding after completion of the offering does not change, irrespective of whether, or to what extent, the option is exercised. This simplifies the disclosure in the registration statement regarding the minimum estimated distributable cash flow necessary to pay the minimum quarterly distribution on all outstanding units by avoiding a scenario in which the exercise of the over-allotment option would cause the number of units outstanding after the offering to change.

We acknowledge the Staff’s prior comment that the practical effect of the use of the proceeds of any exercise of the option to purchase additional units to redeem common units held by SemGroup would be the same as if the common units were sold by SemGroup in the public offering and that, as a result, SemGroup could be deemed to be an underwriter with respect to the offering in such a scenario. However, we believe that the revised use of the option proceeds described in the Registration Statement is not analogous to a sale of units in the offering by SemGroup, even if the number of common units ultimately held by SemGroup will be the same. As revised, the proceeds of any exercise of the underwriters’ option will be used to make an additional cash distribution to SemGroup in consideration of its contribution to us at closing of all of the partnership interests in SemCrude, L.P. Accordingly, under the revised structure, SemGroup will receive an additional distribution during or at the expiration of the option period, and the only variable is whether that distribution will be in the form of cash, common units or a combination of both, which will depend on whether and to what extent the option is exercised. Importantly, though, no common units will be redeemed or otherwise disposed of by SemGroup, and SemGroup will not acquire any common units with a view to resell or distribute them.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and the Twelve Months Ended June 30, 2011, page 56

4.	We note your response to prior comment 24. Please revise to make clear that you are providing prior period information on a twelve-month basis, and as such, there is no guarantee that you would have had amounts sufficient to pay the full minimum quarterly distribution for each and every quarter that comprise the prior six periods presented.

Response:

As requested by the Staff, we have added a statement to the disclosure on page 56 of Amendment No. 3 to make clear that the pro forma amounts presented are presented on a twelve-month basis, and that there is no guarantee that we would have had available cash sufficient to pay the full minimum quarterly distribution on all of our outstanding common

Ms. Anne Nguyen Parker

October 11, 2011

units and subordinated units for each quarter within the twelve-month periods presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 86

How We Generate Adjusted Gross Margin, page 88

5.	We have reviewed the revised disclosure in response to prior comment 36 and note the reconciliations of adjusted gross margin by revenue type presented for the six months ended June 30, 2011 and for the year ended December 31, 2010. Your qualitative analysis of the changes in adjusted gross margin from period to period on pages 93 and 95-96 covers other periods for which a similar reconciliation of adjusted gross margin by revenue type has not been provided. Please expand your disclosures to provide the reconciliation by revenue type for all periods in which you discuss the changes in adjusted gross margin by revenue type.

Response:

As requested by the Staff, we have added a reconciliation of adjusted gross margin by revenue type for the six months ended June 30, 2010. Please see page 88 of Amendment No. 3. However, we respectfully submit that we are unable to provide a reconciliation of adjusted gross margin by revenue type for the eleven months ended November 30, 2009, because under our accounting system at that time, there was no fixed-margin category, and the buy/sell transactions that currently comprise that category of our revenues were designated as marketing transactions. Retroactively creating a fixed-margin category would require us to make assumptions that cannot be made with a level of certainty that is appropriate for disclosure of this type. Because the reconciliation of adjusted gross margin for the eleven months ended November 30, 2009 would have no fixed-margin category, a comparison of that reconciliation to the reconciliation for the year ended December 31, 2010 would not be particularly helpful, and would potentially be misleading, to investors.

6.	We note your response to and remind you of prior comment 28.

Response:

We acknowledge the Staff’s prior comment 28. While the terms of our new credit facility are still being negotiated, in response to the Staff’s comment, we have added disclosure regarding the limitation on the payment of cash distributions that we anticipate will be imposed by our new credit facility under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.” Please see page 103 of Amendment No. 3. We will provide in a future amendment a more detailed summary of all of the material terms of our new credit facility once those terms have been finalized.

Ms. Anne Nguyen Parker

October 11, 2011

We also note that we have modified the previous disclosure regarding the existence of a condition on the payment of cash distributions pursuant to our new credit facility in the first bullet point under the heading “Our Cash Distribution Policy and Restrictions on Distributions—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” This bullet point precedes the section referenced in prior comment 28 and now conforms to the disclosure on page 103. Please see page 53 of Amendment No. 3.

Business, page 115

Assets and Operations, page 118

7.	We note your response to prior comment 42 and your amendment filed on September 30, 2011 that includes customer agreements. In your next amendment, please update your disclosures accordingly.

Response:

As requested by the Staff, we have updated the disclosure regarding our key customers. Please see pages 26 and 103 of Amendment No. 3.

Exhibit Index, page II-6

8.	We note your response to prior comment 47. However, we note that SemGroup’s Form 10 filed May 6, 2010 does not appear to include Exhibit 10.13. Please revise.

Response:

We acknowledge the error and have provided a corrected cross-reference. Please see pages II-3 and II-6 of Amendment No. 3.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Anne Nguyen Parker

October 11, 2011

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Response:

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 3 to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com.

Very truly yours,

/s/ William J. Cooper
William J. Cooper

cc:	Candice L. Cheeseman, Rose Rock Midstream, L.P.
G. Michael O’Leary, Andrews Kurth LLP